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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Dial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25247D101
(CUSIP Number)

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form display a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 25247D101	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). ARIEL CAPITAL MANAGEMENT, INC. # 36-3219058

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Ariel - 2,869,963

	6.	SHARED VOTING POWER Ariel - 0

	7.	SOLE DISPOSITIVE POWER Ariel - 3,269,548

	8.	SHARED DISPOSITIVE POWER Ariel - 3,315

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Ariel - 3,272,863

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Ariel - 3,272,863 / 96,383,455 = 3.396%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Ariel - IA

* This report is being made on behalf of John W. Rogers, Jr., Chairman and Chief Executive Officer of Ariel Capital Management, Inc., who may be deemed to have beneficial ownership of the securities of the issuer. Mr. Rogers disclaims beneficial ownership of shares held by Ariel Capital Management, Inc.

Date: 12/31/03
Page 3 of 5

Item 1(a)	Name of Issuer

The Dial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices

15501 North Dial Blvd, Scottsdale, AZ 85260-1619

Item 2(a)	Name of Person Filing

Ariel Capital Management, Inc.

Item 2(b)	Address of Principal Business Office:

200 E. Randolph Drive, Suite 2900, Chicago, IL 60601

Item 2(c)	Citizenship:

an Illinois corporation

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(d)	CUSIP Number

25247D101

Item 3.	This statement is filed pursuant to 13d-1(b) or 13d-2(b) and the person filing is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4.	Ownership.

(a)	Amount beneficially owned:

(See Page 2, No. 9)

Date: 12/31/03
Page 4 of 5

(b)	Percent of class:

(See Page 2, No. 11)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote (See Page 2, No. 5)

(ii)	Shared power to vote or to direct the vote (See Page 2, No. 6)

(ii)	Sole power to dispose or to direct the disposition of (See Page 2, No. 7)

(iii)	Shared power to dispose or to direct the disposition of (See Page 2, No. 8)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Date: 12/31/03
Page 5 of 5

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          The undersigned hereby agree that this statement is being filed on behalf of each of them and hereby certify, after reasonable inquiry and to the best of their knowledge and belief, that the information set forth in this statement is true, complete and correct.

ARIEL CAPITAL MANAGEMENT, INC. By: /s/ John P. Miller, CFA —————————————— John P. Miller, CFA Senior Vice President, Portfolio Management